EXHIBIT B

ENTERGY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2004 (In Thousands)

Retained Earnings - Beginning of period	$4,502,508

Add: Earnings applicable to common stock	909,524

Deduct:
Dividends declared on common stock	427,740
Capital stock and other expenses	(10)
Total	427,730

Retained Earnings - End of period	$4,984,302